Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Transcript of the analyst call held post financial results for quarter ended December 31, 2021

February 8, 2022, Mumbai: We hereby reproduce herein below the transcript of the Company’s analyst call held on January 31, 2022 to discuss the financial results for the quarter ended December 31, 2021.

“Tata Motors Limited Q3 Earnings Conference Call”

January 31, 2022

MANAGEMENT:

MR. THIERRY BOLLORÉ – CHIEF EXECUTIVE OFFICER, JAGUAR LAND ROVER

MR. PB BALAJI – GROUP CHIEF FINANCIAL OFFICER,         TATA MOTORS LTD.

MR. ADRIAN MARDELL – CHIEF FINANCIAL OFFICER, JAGUAR LAND ROVER

MR. GIRISH WAGH – EXECUTIVE DIRECTOR, TATA MOTORS LTD.

MR. SHAILESH CHANDRA – PRESIDENT, PASSENGER VEHICLE AND ELECTRIC VEHICLE BUSINESS, TATA MOTORS LTD.

Sneha Gavankar:Good day. Welcome to Tata Motors' Q3FY22 Earnings Conference Call. I hope you and your loved ones are keeping safe. I'm joined today by Mr. Thierry Bolloré, CEO, Jaguar Land Rover; Mr. P B Balaji, Group CFO, Tata Motors; Mr. Adrian Mardell, CFO, Jaguar Land Rover; Mr. Girish Wagh, Executive Director, Tata Motors; Mr. Shailesh Chandra, President, Passenger and Electric Vehicle Business, Tata Motors; and my colleagues from the Investor Relations team. Today, we plan to walk you through the earnings presentation, followed by Q&A. As a reminder all the participant lines will be in listen only mode and we will be taking questions via teams platform which is already open for you to submit questions. You are requested to mention your name and name of organization you represent while submitting the questions. I now hand over to Balaji to begin the presentation.

PB Balaji:Thank you. Thanks, Sneha. Thanks all of you for taking the time to attend our session. We will spend about an hour going through the deck at reasonable pace and then subsequently open it up for Q&A. So Safe Harbor statement, Anish.

Just one call out in the -- apart from the traditional Safe Harbor statement. Do draw your attention to the discontinued operations accounting treatment, which is identical to what it was last quarter. The numbers that we are going to talk about today do not consider that, but in the reported numbers, accounting will force us to show that differently. So that's the only difference that is there. What we are discussing today in terms of the slides do not take into account that numbers to ensure its like-for-like comparison. And this will disappear from Q4 onwards, because the PV business is subsidiarized.

Next slide, please? A pretty intense period of action, both in Tata Motors, as well as in JLR. Commercial vehicles, we unleashed rather more than unveiled almost 21 commercial vehicles across all segments on one day, received very well. We then introduced the CNG technology in Tiago & Tigor called iCNG, and I'm sure Shailesh will want to talk about it a little bit more. We touched and made - for a brief moment in December, we made the second largest car maker, but I think that gap with the second player is now closing quite well.

In JLR, chip supplies have started to improve, with production of 41% over the previous quarter, and the order bank is now sitting at a very strong 155,000, and we'll talk about, Adrian will want to talk about it a little bit more. And of course, Range Rover continues to win many more awards, including the What Car award. Next slide, please?

Overall, the quarter saw Rs. 72,000 crores of revenue, a decline of 4.5%. PBT before exceptional item of Rs. -700 crores improved over the last quarter, but definitely lower compared to the same period last time. EBITDA of 10.2%, sequentially improving, but year-on-year, down 460 bps, and EBIT also improving sequentially, but declined over the previous year. And free cash flows was positive at Rs. 4,000 crores for the quarter, Both JLR and Tata Motors being FCF positive. Next slide, please?

Components of growth, -of the 4.5% growth decline that you saw, 22.7% is related to volume and mix. Pricing, we have tried our level best to put through, including managing VMEs efficiently in JLR, but that could only give about 14%. So there's a fair bit of price that's still to be recovered, which is impacting the margins, we'll talk about later. And all other businesses are pretty quiet. Profitability declined from 6.4% to 1.7% on year-on-year basis. JLR contributed about 420 bps out of it, Tata Motors about 50 bps, others were flat. Net automotive debt, the external debt that you see out there is sitting at Rs. 36,000 crores. Working capital related impact is now at Rs. 17,000 crores. We expect to see that reversing with every passing quarter as growth comes back. And of course, the leases continue to remain about Rs. 7,000 crores. Next slide, please?

Let me hand this over to Adrian to take us through the JLR performance. Adrian, over to you.

Adrian Mardell:Many thanks, Balaji. Good afternoon/ good evening, everybody on the call. Next slide, if you would please? So these are the JLR direct results. You can see, standard format for us. Retails are down in this quarter versus previous quarters. We did signal that last time, the stock pipeline, finished vehicle pipeline, is at all-time lows and the actual big data going forward will be production, which we'll take you through later. Revenue is actually up quarter-over-quarter, although down 21% versus the same quarter last year, and we'll take you through those details in the presentation. Also, we basically optimize the revenue base available to us.

We were close to breakeven, bottom line in the quarter, just GBP9 million adverse, significantly better than quarter two. As we signaled, we would be in October, EBITDA 12%, back into double digits. We'll obviously continue to be above double digits going forward. And the two commitments we actually called out in October, EBIT positive for the second half we said, while, actually, we're EBIT positive in quarter three, 1.4%; and cash flow positive in half two, also, well, we were cash flow positive in quarter three, GBP164 million. So we are making progress, we're back in the stabilization and growth period now. Next slide, if you would, please?

So these are the key highlights that we show actually in words. The couple of items not called out on the last page, the Refocus program did another GBP400 million EBIT in the quarter and I'll take you through more details of that later in the presentation. And Balaji referenced the 155,000 order bank, which had grown by 30,000 units from the end of September, and I will take you through those details also later in the presentation. Next slide, if you would, please?

Okay. So these are the details in quarter three, retails and wholesales. I'm going to take you to wholesales first, bottom of the page. Up 8%, 69,000 units, and slightly ahead in the UK previous quarter, also in North America and also in Europe and China, just a little bit lower in the overseas markets. When you see the next page on the families, you'll understand why that is so. Retails, as said, would be down versus last quarter. The big data here is the production levels and I would take you through those levels of production. They did grow significantly Q3 to Q2, and our pipeline will begin to build from this point forward. Next slide, if you would, please?

So this is the family slide. It was super important to us, I'm taking you to wholesales again, first of all, obviously drives our revenue base. It was super important, plus, now we've built into our old Range Rovers in the quarter. Of course, quarter three was the last quarter of build for the Range Rover. We managed to do that. You see that within the wholesale data here. Clearly, there were customer orders, and this was the final chance we had to build those units. So we were successful building those old Range Rover units in quarter three. And we had to make compromises elsewhere on the other families you see at the bottom there. So we prioritized those customer orders ahead of others, simply because we can build those other cars later from quarter four onwards.

Retails, you can see there our bias in Range Rover again, because of the wholesale position production position we were able to slightly be ahead on those Range Rover retails in the quarter also, as we managed to maintain that pipeline level. Electrification on the far right, up to 69% of our vehicles were electrified. That was up about 3 percentage points from quarter two at 66%, and significantly higher than last year. The step change, of course, was the 2021 model year vehicles that were introduced in quarter four last year. Next slide, if you would, please?

Okay. So we've actually got two profit bridges for you today, and what we've done on this one, this is a quarter-over-quarter profit bridge. What we've done on this one is we've tried to show you the progress we've made in the semiconductor constraint environment. So you can see, quarter two, we lost just over GBP300 million. And in the volume and mix there, volumes were higher, 8% higher, GBP106 million positive because of that, but a significant shift, as I mentioned in the earlier slide, the production of the vehicles to the Range Rover family drove significantly more value in Q3 than over Q2.

Our China business, actually, the levels of production were lower there in Q3 versus Q2. There were some discrete supply challenges we had within the China business, including some of our suppliers impacted by snowfalls in the northern region later in the quarter. Emissions is all about quarter two, we completed our emissions positions for the year earlier this calendar year at the end of September, hence why that negative actually, as compared to a benefit last quarter. The VME environment continues sub 2%. I think that's a key indicator for us going forward and over this period of supply constraints, you will see variable marketing closer to that 2% level.

Contribution costs actually were flat, our material costs quarter-over-quarter in this environment of low supply, so obviously impacting our suppliers as well. We are looking to offset the cost increases coming at us. With costs down, manufacturing was a little bit higher, utility costs of course come into there, and a lot of you ask about those input costs. You'll see some of those coming through. And we did have increased campaign provisions in the quarter, and I'll take you through more details on a later slide specific to warranty.

Structural costs, we are at the low point of our engineering capitalization cycle. As engineers come off completed programs and emulate highs of the Range Rover, they move on to new platforms, which haven't yet hit our capitalization points later in the year. We talked about this for the last three years and we are now at the low point of our cycle around just above 30% of the engineering cost is capitalized. And we've talked, on average, over a cycle, it will be 50% plus, but it will grow to around 60% at peak. So at the low point of the cycle here and you'll see when I compare year- over-year, it's had a dramatic impact on the year-over-year results.

The battery end of life was all about Q2 and the removal of those reserves at the end of quarter two. And on FX and commodities, again, that's all really about activity that happened in the prior quarter, which hasn't repeated at this time and therefore, those are really swings in the sterling, relative to our overseas, Euro, and dollar denominated loans and liabilities. So that's the walk from last quarter's 4.7% EBIT negative margin. You see that 1.4% this year.

Next slide, I want to land on just a couple of points. This is our traditional one, full year-over-year. I mean, it could simply be said, look, the complete difference versus last year is all in volumes. I mean, look at it, minus GBP432 million. So it’d be easy for me just to dismiss as a volume story, but there are real things happening offsetting themselves, which is important to draw out the mix I’ve talked about already. I’ve also talked about the emissions. We closed out earlier this year. VME, you can see, were 3 percentage points lower. We will continue to be that over the period of supply constraints. And what we’ll really be looking for is where that normalizes beyond. Our belief is it will normalize beyond below 5%, but that will be a discussion we’ll come back to later quarters.

Those contribution costs year-over-year, you see there in the manufacturing costs, particularly GBP40 million, two or three things happening in there, the utilities, I mentioned pay awards, and also the duty costs relevant to the changes in our relationship with Europe from January the 1st last year weren’t prevalent in quarter three. So that’s about a third of that number. Material costs down is mainly the commodity cost increases year-over-year. As I’ve said, our intention is to find ways to offset those cost increases in this relatively low production environment for suppliers we are a little bit short in quarter three. And the campaigns, again, I'll get into more detail, but you can see they had a significant impact in the value of our quarterly business in quarter three.

The other one I wanted to reference, I just mentioned it, the capitalization. Look, we were capitalizing more than GBP100 million less in the quarter than we were last year. And that's the difference between being at the high point of the cycle and the low point of the cycle, as those engineers come off our MLA high platform and move on to other platforms, EMA, which we've talked about, of course, is a car to Reimagine. So that capitalization will raise again going forward.

So if you think about our underlying results, 1.4%, there are a lot of one-offs in there, but the two negative pieces on campaign and on capitalization are really low points and worst points for us. And we do expect those to improve going forward. So it's truing the line with stronger than 1.4% on just 69,000 units. The FX and the commodities is all about this time last year. There wasn't much happening on those currencies between September and December this year. Next slide, if you would, please?

Okay. This is quite dramatic. Don't forget that were 69,000 wholesales in the quarter, and our underlying cash flow, the piece of cash we talked about for the 11 quarters I've been in this role, was significantly positive, more than GBP200 million on just 69,000 units. There was a one-off. In the cash tax there, you can see that normally isn't a receipt, but we did have some tax receipts in the quarter for that GBP50 million some, but even so, our underlying cash on 69,000 units was close to GBP170 million, which was dramatic.

Working capital, again, negative. Most of that negative after the ebbs and flows of payables, receivables, and inventory net themselves out. Much of that negative was a repayment or the payment of those claims which we've referenced for the MLA-mid cancellations 12 months ago. Go to the bottom of the page. That's year-to-date data. It's very, very clear what's happening. Our GBP1.5 billion that is GBP1.496 billion cash outflow for the year is all working capital. So we are in the super low point of our cycle, building just 23,000 cars a month. And all of that will come back to us as the semiconductor challenges start to free themselves up going forward. The worst of those, of course, are behind us. So we're at a cash breakeven for the first nine months on just 218,500 units. So our average cash breakeven point for the quarter is just 73,000 vehicles, which is probably the richest per unit data we've had for more than 11 years. Next slide, please?

Okay, investment, we're still at the lower point in the investment cycle and that will increase as we finalize those Range Rover and Range Rover Sport products and pay the suppliers for those tools, GBP512 million in the quarter. Year-to-date, GBP1.567 billion. So we are actually lowering our full year guidance to GBP2.2 billion this year, you will see on one of our final slides. It's been just over GBP500 million every quarter. We expect it to tick up a little bit in Q4, but not substantially. Next slide, please?

Okay, the business update and the key things driving that data. Look, we've shown you, I think for the first time in at least three years, production volume. That's the key data here.

Even though, obviously, our revenue and our cash is determined by wholesales, what we were able to do in our quarter two through to September is really lower the stock pipeline, which meant wholesales were quite a bit higher than the 51,000 cars we actually built in quarter two. There has been a step change in production in quarter three, from 51,000 to 72,000 units, so up 40%, but obviously, there was a small pipeline build in that quarter. And we only wholesaled 69,000 of those units. But the key point here is the production level is going to be commensurate for the wholesale level going forward. We are signaling, because questions will come about Q4. We are signaling an increase in quarter four versus quarter three. You can see there is a range there, rather than a single point, and particularly, as we go through into the second half of quarter four, we are increasing our confidence that again there'll be another step improvement in production levels. A lot of that may actually manifest itself or increase revenues at the back-end of the quarter and in quarter one. Any more details of that, I'll leave to the Q&A. Thierry has been leading a lot of this information with his equivalents and a lot of the supply base. So if you wish, he will, I'm sure, would be able to provide some nice text around where we actually are with those key discussions.

Next slide, if you would, please? Okay. So supply has been low, production has been low, and customers continue to order. Our vehicles grown from 125,000 order bank at the end of September to 155,000 at the end of December. Again, I could easily dismiss this just to be new Range Rover that is 30,000 units. But don't forget, in the new order bank, the old Range Rover orders are falling and so are the Range Rover Sport orders. Both of those vehicles will be replaced over the next six to nine months. So the order bank is growing, both in Defender and in Range Rover and in other nameplates. Even though we're consciously not allowing customers to order the lowest value derivatives here, because they are the last units to be built and we do not want customers to be waiting 12 months or more for their vehicles. So we have plenty of an opportunity, not only to fill this order bank as supply comes back, but to reopen other derivatives, which we believe will increase the order pace going forward. So we are in a very nice place on the customer order position, but we do need to obviously increase production to avoid this continuing to grow. Next slide, if you would, please? Refocus, so the Refocus program has had an environment we wouldn't have anticipated to operate in. It's an environment where net revenue improvements, obviously, and the techniques we use, particularly the digital transformation techniques, win-by-win analysis, market-by-market analysis. So we're building the costs, that's how quick it is, and most valuably, that environment has worked really well with the supply and demand we've seen. Our cost reduction environment, not as well. You've seen that in the earlier slides. Clearly, with supplier factories, like our factories being 60% full, it's more challenging to get cost efficiencies pass through to us. However, we did manage our best quarter since the program began in Q3, GBP500 million in this data set to the techniques and methods we've been using since the transformation program started. GBP400 million of that was EBIT related, GBP100 million was investment, and we're signaling the EBIT related to continue into quarter four even if the investment reductions do not continue through the end of the fiscal year. So new guidance is GBP1.4 billion for the quarter, beyond the GBP1 billion we signaled at the start of the year. The program continues to build momentum, it's a big point and will continue to do so through FY23 also. Next slide, if you would, please? So this is the warranty position. I've shown you a lot of information here. In fact, I've shown you the information for the 11 quarters that I've actually been in this role. One of the first things I did say to you is that warranty was close to 6% in the quarter. You see it included in the campaign costs there in the first column, and I referenced that close to 6% on several quarterly calls. I then talked about an environment moving into sub 4%. In fact, a new target line, which we've drawn across the page there at 3.5%, and we've I think, hopefully, broken out the underlying, i.e. the warranty on the vehicles in the current warranty periods. Obviously, it differs by market, three, four or five years, and the one-offs, which are the campaign costs, which we actually show the total number in gray there. You can see over the last five quarters, 3.5%, pretty close actually, because the gray line for most of those quarters, for three of them anyway, been below the underlying level as we've released campaign reserves for the period through quarter three through to quarter one. You see all the gray lines less than that. This quarter, we've agreed to put in place additional campaigns. One of them is a top-up to a program TDV6, which I last talked to you about in quarter two. You can see the gray line there. We're coming towards the finalization of those programs, they're actually in China, Taiwan, and South Korea. There has been a lot of work over the course of the last three months, and final evaluations, of course, we're asked to test each of those powertrain units. We are substantially through the program, and we've taken the direction here to increase our provisions through to program finalization. And we are signaling an additional two programs, which we're working actually with the different regulators on at the moment. Most of these are customer protection programs. One of which actually relates to an extended warranty program we had in place, and we've agreed actually to bring the customers in ahead of any potential failure point. So three additional campaigns are put in place. It has increased the optical number this time. But I would encourage you to look at that 3.5% line, the gray line, which is the total cost ebbs and flows around that, and we believe it will continue to ebb and flow around that in the future, even though it will be below and above on any given quarter. Next slide, if you would, please? Breakeven points. Look, the data that's been even more dramatic is the power of our techniques on Refocus kicked in. So if you look at half two here, second from the right, I've lowered the guidance for breakeven in half two, down to 300,000 units annualized or 75,000 units a quarter. It was just under 70,000 in quarter three. It will be higher in quarter four. We had a very rich Range Rover mix as we produced and phased lots of our old Range Rovers through to December. We're now in the change quarter for Range Rover, while we stopped building the old one and we're making sure that the new one is ready to go before we ramp up builds, and we will have a weaker mix of New Range Rovers in quarter four, which will work itself through into the first half of next fiscal year. So we'll increase our breakeven in Q4 to around 80,000 units. But a second half average of 75,000 units is the lowest breakeven point we've had for 10 or 11 years. So we're super proud of the work that the team's done under the Refocus program, which really has helped us optimize our position in periods of low supply. The guidance going forward is still around that 350,000 units. Of course, we will allow spend levels to increase somewhat to drive demand as supply reduces in FY23 and going forward. That's about 15% lower than the guidance we would have been giving just over 12 months ago. Next slide, if you would, please? So outlook pages, quarter four revenue will be above Q3. We are expecting a positive breakeven point EBIT margin as well, even though breakeven point will increase. Investment will be a bit higher, up towards the GBP600 million, but not breaching it, and we do expect positive cash flow in quarter four also. That would be the full year position that would result of the back of that revenue. Of course, down around breakeven EBIT margin, slightly short as I see the data today, but there's a lot of time to go, investment around that GBP2.2 billion and negative full year cash flow, all of which will be working capital, all of which will come back to us as we build more cars. The guidance on FY24 and FY26 continues. FY24, of course, will very soon be in our sights and we will give guidance on FY23 when we next meet at the May announcement for the full year FY22. And of course, you would expect it to be somewhere between FY22 and FY24. That's it and the key issues, you see the key priorities there, continue to work really, really hard on those bottlenecks we have on the supply chain. We're definitely breaking through, but we're not at the end of these challenges yet, nor is anyone else as you would know, and we are continuing to execute our electrification strategy under Reimagine and our modern luxury, which will be personified in the New Range Rover, which will be in dealers during quarter four. The Refocus program has gone beyond the GBP1 billion target level. So we will reset that for FY23, and then positive EBIT going forward. We're now in the stabilization / growth phases of these difficult last two years. I think that's my last slide, Balaji. So, back to you.

PB Balaji:Thanks, Adrian. Moving on to Tata Motors. Next slide, please? Overall, Rs. 21,000 crore revenue, strong pickup in wholesales and retails, and you'll also see that sequentially, unlike JLR, we've had a few challenges, and I'm going to talk about that in the coming slides. We see strong revenue recovery, but margins from a commodity cost, as well as a few one-offs have created a challenge for the quarter. Cash flow being positive, of course. Next slide, please? Overall, if you just pull out the volume and revenue piece, I think CV at 19% growth with market share gain across product segment this year has been a very strong performance. PV, of course, has a standout year and continues this way, highest ever volumes this quarter over the last nine years, full calendar year was the highest volume that we have delivered, touching distance within number two. And EV, of course, penetration is now touching almost 5.6%. So a very, very strong performance in volume and revenue coming through.

On the profitability side, commodity inflation is knocking off almost 430 bps, which for the CV is almost about 500 bps of margin is going away because of inability to price to the extent of the inflation. We have taken up prices, - since March of last year, almost 26% price has gone through. It is not that we have not taken prices, but the steel inflation has been there. But the good news is steel is now starting to stabilize. So therefore, I expect things to improve here on. PV, of course, EBITDA of 4.2%, higher than last year by about 40 bps and the subsidiarization related one-off costs impacted margin by 200 bps, without which, it should have been more like 6.2%. Free cash flow, strong, with operating cash funding CapEx, very similar to the JLR story. Next slide, please? Numbers, the way they play out, volume, this is compared to last year same time. Volume mix and realizations stepping up quite significantly. But see the variable cost line, which leaves an unrecovered price of almost 430 bps between realizations and variable costs. Passenger vehicle related one-offs is 80 bps, and the fixed cost is basically coming from FME, as we step up growth, as well as higher depreciation and amortization with the new cars being launched. So that's the story there. Next slide, please? On the cash flow side, operating cash profit after tax is now more or less taking care of the investments, and as profitability steps up, we believe this number should really start stepping up further. On a full year basis, now working capital is more or less normalized, about Rs.750 crores negative, and all the outflow that you see is basically finance costs. And therefore, as the operating cash picks up, we expect this number to get down as well. Next slide, please? Investments, spending is about Rs. 900 crores this quarter. We expect to end the year anywhere between to Rs.3,000 to Rs. 3,200 crores, down from the Rs. 3,500 crores that we had earlier. So CapEx is under control. Next slide? Moving on to commercial vehicles, on the market share side, we see market share improving across all segments, particularly reassured, we have been calling out SCV market share as an area of focus for us. Glad to see that picking up as well. I'm sure Shailesh is going to talk about it. Sorry, Girish is going to talk about that. And also what is heartening to see is that SCV salience, which had really gone out of whack, now starting to normalize again. So overall business from a competitive growth perspective has performed particularly well. Next slide? Volumes have been, those are CV numbers. The key number, which I'm sure all of you are keen to understand is, why is despite significant increase in volumes we are not seeing the margins improve. 540 bps of EBITDA drop and almost entirely explained by the commodity cost increase that we are seeing. So that is the challenge that we have in front of us.

And the good news is that as October was our worst month, as November, December started coming out, we are starting to see these margins pick up. And therefore, I do expect to see, as steel now stabilizes and the next round of pricing has gone in January, Q4, this should start turning again. Next slide, please? Girish, can I hand this over to you?

Girish Wagh:Yes. Thanks, Balaji. So highlights for the quarter gone by, the volumes increased by around 15% over quarter two and around 19% over the last quarter. And as we saw the Omicron third wave on the horizon, we also pulled back some of the production and offtake and therefore retail was marginally ahead. As Balaji mentioned, we've been able to gain market share across all the segments. And again, this year in 9 months it's almost 300 bps. To counter this commodity increase impact, we have been increasing vehicle prices across, I mean, all the quarters, we have taken a price increase, and we also have been continuing our efforts on the cost reduction. As Balaji also mentioned in the beginning, we launched 21 new products in Q3. It's a simultaneous launch event that we did, wherein we got very good response. So it was right from a 750-kg payload vehicle to a 55-ton GVW vehicle, and also buses were launched together, a very good response. We do continue our actions on debottlenecking, specifically in two areas, semiconductors for engine control units, and CNG components because the CNG demand has gone up. If you see now, the CNG salience has gone up - to almost 45% for intermediate and light commercial vehicles and upwards of 30% for the small commercial vehicles. So it's almost more than doubled over the previous year. Looking ahead, while we entered this quarter with Omicron third wave, but generally as we talk to most of the stakeholders, I think the impact seems to be kind of short-lived and the economic activity is getting back, depending upon the region. So the wave is at different points of time in different parts of the country. But generally, the economic activity is coming back and the customers seem to be coming back. We did this Trucker's sentiment index, which we do every quarter. So this was done in the month of November, the field work happened in the month of November when the market was doing well, and we have seen very good improvement trend continuing across all the segments, so whether it is M&HCV, ILCV, and small commercial vehicle. So it has been improving. Gradual demand recovery is seen across the sectors, but led by e-commerce and infrastructure. The only thing is I think the growth that we were seeing over the previous year has been tapering off because of the base effect. In service and spares penetration, one of the focus areas for us, I think we have been seeing consistent improvement monthover- month and we, in fact, achieved record number of job cards in the month of December. On the electric buses, in addition to whatever buses we have been running, we operationalized 60 new electric buses at Ahmedabad for Ahmedabad Janmarg Limited. And now, considering all the buses running across the country, we've crossed more than 25 million kilometers, and across the country an uptime of about 95% and above. So I think we have been gaining very good experience on running these electric buses and also on the gross cost contract model, wherein we are also operating the buses, not just the maintenance, but operating the buses through the day. So this is one good experience that we are now having under the belt.

Looking ahead, yes, commodity inflation has been impacting our margins. While we have been taking price increases, the pass-through has not been full, and also the price increases have been trailing the commodity increases, which have been happening quarter-over-quarter. Now, from first January, as Balaji mentioned, I think the steel prices seem to be flattening and stabilizing. So that's a good thing, and we have deployed a comprehensive margin improvement plan across all the levers to ensure that we get back to the required levels. There has been some uncertainty in demand in the immediate term due to the third wave of COVID. But as I said, I think generally, the economic activity is coming back and therefore, we should see towards the end of the quarter the demand coming back to the original levels. We have activated the business agility plan, wherein we are looking at fortnightly production planning and also aligning production with the retail. On vehicle financing, most of you must be aware, there has been a change in NPA recognition norms by the RBI and we do see likely impact, not in the immediate term, I think this quarter should go fine, but maybe in the following quarters, there could be some impact on the small commercial vehicle funding, which we have been monitoring along with the NBFCs. On buses, vans sector, demand does remain sluggish, but there is a good news now. The schools seem to be starting in some parts of the country and we have started getting some inquiries in that area. Semiconductor availability is still below requirement, but we have been managing it through daily monitoring and also through varying the product mix to ensure that we are able to meet the market requirement to the maximum. So that's then update from CV side. Balaji, back to you.

PB Balaji:Thanks, Girish. Next slide, please? Moving on to passenger vehicles i.e. passenger and electric vehicles. Next slide? The key highlight for this quarter has been the market share increase that has been extremely strong, now at 13%, and also a quick call out on the powertrain mix, EVs are now nearing almost 6% of the portfolio, it was just about 2% a year back. So significant shift that we're seeing in this one. Next slide, please? Performance in terms of numbers. Wholesale's and retail's growing at almost 40% plus and revenue in this quarter is now multiyear high. EBITDA increasing to 4.2% on a reported basis and of course once you adjust for those one-offs that are there, it's almost 6.2%. And business is now touching distance of an EBIT breakeven and we are confident of achieving that pretty soon. So all the commitments that we made in terms of winning sustainably now playing out exactly as we had planned for. Next slide, please? Let me hand this over to Shailesh because the growth drivers are probably the most interesting part of this. Shailesh this one and the next one, would you want to take?

Shailesh Chandra:Yeah, thank you, Balaji. So this shows the trend on the left slide if you see, the lighter green one shows the industry trend and the dark bar shows the TML volumes. And essentially, if you see we have been the main driver of the EV industry growth, which has been increasing 3.5 times on a year-to-year basis. We started with a very moderate market share being the second player in the market at 11% in FY18 and as of last quarter, we have reached 81.6% year-to-date. Few things which are really driving this growth, one is 12,000 to 13,000 customers who have already bought the vehicle, they are spreading positive word of mouth, these people are very expressive, the early adopters and early majority posting their experience on the social media which has really attracted lot of fence sitters. And just one data point which I want to share is that, when we had launched Nexon EV, we had only 30% of the buyers who're using EV as their primary car or the only car, this number has increased to 65% today which means that it is already being seen as a mainstream car. Second big change, which has happened is that the concern around public charging infra is going very fast because these 12,000 to 13,000 customers, based on the telematics data that we have, 95% to 96% of the times they're charging at home, so this whole issue around public charging clearly is coming out to be an overstated thing and that’s why the comfort is increasing. Two states, Maharashtra and Gujarat came with demand incentives on top of the Centre’s incentive, remember that personal segment did not had the benefit of FAME. And these two governments have extended 50% of that, I would say, what FAME incentive was to the personal segment buyers also, and this has really spruced up the demand in these two states and this has also been one of the major drivers of electric vehicles. Also EVs are proven to be better value proposition in terms of performance, driving cost, of course, maintenance cost and that is being realized today. Our fleet segment, which was pretty much non-existent after the onset of COVID has strongly come back and also the increasing petrol and diesel prices are helping shift towards the EVs, and in the last few months, we have really ramped up the supplies of EV, which is also one of the big factors. Next slide, Balaji? Quickly giving you an update on the PV and EV business, starting with the quarter highlights. For the industry, the industry de-grew by 15% year-on-year, primarily because of the semiconductor shortages, otherwise the demand was pretty much similar to the last festive season. Q3 demand-wise, I would say, booking generation in the industry was as good as last quarter of the financial year. We are seeing a structural shift continue towards SUV on the back of new launches and this has increased from 32% to 40% now and the loss of share of hatches primarily and to some extent sedans. As far as our performance is concerned, Tata Motors 13% market share which Balaji covered, which is nearly 44% growth in PV and 264% growth in EV. We did the highest ever retail in our history in quarter three: 109K units . We also emerged as number one SUV manufacturer in Q3 after the launch of Tata Punch. Before this, we used to be player number five in SUV, so there is a major change in the competitive landscape as far as SUV is concerned. Balaji already mentioned that we have narrowed the gap with number two player. Nexon became the highest-selling SUV in the last quarter and we also attained a monthly sale of 13,000, this used to be around 4,000 to 4,500 in FY20 and over a period of time we have now taken it up to 13,000 as of last month. And as I said, number one SUV now out of 45 models that we have in the industry. EV sales crossed new peak of 5,500 unit and, in fact in quarter three, we were 93% market share and this helped us take our EV penetration to 6%. Going forward, in quarter four, the industry outlook is better as compared to quarter two and quarter three, pending bookings are strong in the industry with very low channel inventory less than 10 days. Semiconductor supply situation is relatively better as compared to quarter two and quarter three. As far as Tata Motors is concerned, we have a very robust booking pipeline and lower channel inventory less than 6 days actually as we started the quarter four. The new launches that we had in quarter three, Punch was the main one has very strong response and we have a good booking pipeline which is available with us, despite ramping up our supplies, we're yet to meet the requirement of the market. This month we also launched the Tiago and Tigor iCNG models. Clearly, differentiated versus what was existing in the industry and which has been taken very well and we have received some very strong bookings in just a matter of 14 days. For the last two quarters we have been working on capacity debottlenecking options, and this is going to continue to help us improve our supplies from where it is. You have seen in the chart that Balaji had shown that every quarter we have been improving our supplies, very well mitigating all the factors around the semiconductor situation and we hope to improve it further given a better outlook of semiconductor that we see. Critical electronic part outlook, as I said, better. EV demand remained strong, we have the highest pending booking in terms of number of weeks, I would say, and we are very fast ramping up the supplies. Talking about the challenges for the industry, semiconductor remains a big problem because while it is improving in quarter four as compared to quarter two to quarter three but cannot still unleash the full demand potential. Third wave of COVID infection was an issue at the start of this quarter, I would say, but I would say, it has not led to any significant impact this month and from next month onward we expect that this should be better. As far as challenges for Tata Motors is concerned, pretty much the same two challenges what is for the industry. We have not got impacted at all, I would say, this month also because of COVID third wave, we managed it very well with business agility plan. And now the challenge remains to bring down the waiting period for the strong pipeline of bookings that we have, and including the EV which remains the priority for us. So that was the update on PV and EV. Back to you, Balaji

PB Balaji:Thank you. Thanks, Shailesh. Next slide, please? I want to take a little bit of time on this, normally we don't spend too much time on this, but maybe it's worthwhile given the changes in the RBI regulation there. Tata Motors Finance, the intrinsic business fundamentals are in a good place with disbursals growing, market shares remaining strong, cost income ratio remaining low at 29%, NIM expanding to 5.3%, continuing assignments happening, and good liquidity. But we have two issues to deal with; one is the restructured as well as the MSME portfolio we are seeing increased stress, and even though we are not seeing changes to the expected credit loss, we have taken additional management overlays this quarter and that is reflected in your Stage 3 assets sitting at almost 10.4%. On top of it, there has been a change in RBI regulations, which some of you may have noticed, where it has got two angles; one is identification of NPAs on a daily basis; and second, ensure in order to get an asset back to normal, all overdues have to be cleared and not just the GNPA overdues. We have always been calculating GNPA on a daily basis for the last four years so, therefore, that is not an issue. But this recognition of nil overdues before we can take an account out of GNPA meant that the GNPA shot up to 17.5%. Obviously, this is unacceptably high levels of GNPA, therefore, we believe it's going to take us about 18 months to cure this. It will call for a behavior change - this is particularly coming from Retail, MSME, mostly SCV customers and therefore making the behavior change with them will require to strengthen the collection team, focus on the 60-day collection bucket instead of the 90-day bucket. At the same time, we will also see growth as a key lever because these are, from a return perspective, it's in a good place and therefore we would want to drive growth further to ensure we fund this particular shift and use technology to deliver to manage risk even better, there are some lot of interesting idea that we'll shared with you in the coming quarters and of course continue to forge the asset-light partnership that we have been doing successfully. So this is something which is, we are well seized of it as a company and as Tata Motors Finance, it enjoys full promoter support from Tata Motors as it navigates this GNPA challenges while growing profitably. So this is something which we will keep a close watch on. Next slide, please? So overall outlook, we see demand is remaining strong, supply situation gradually improving but inflation worries do persist and we do expect to see this resilient performance that we have been now turning in, in the last few quarters to improve further in Q4 FY22 and beyond. And JLR has already talked about it, it's focused actions and so have Shailesh and Girish. So let me maybe add one last piece on the EV Helios TPG piece where we are in final stages of completing the CPs in for drawing down the Tranche 1, so we hope to do this in this quarter, drawdown should happen, work is underway to complete the final stages on that. And of course, both the businesses will aim to target to deliver an EBIT margin that's positive and positive free cash flows and which we're reasonably confident of. So that's what we have to say as the presentation. Let me quickly move onto the Q&A. What I'll try and do is spend the first section of Q&As around JLR, there is a series of questions there, then we'll do the next set of questions around CVs and then we move to PVs. And then once the first main set of issues are covered, we will then mix it up as it goes along.

PB Balaji:So starting with the first question that is there, this is Jay Kale from Elara Capital, to secure better chip supplies going forward, especially with the onset of EVs at JLR, has there been any meaningful cost increase that JLR has committed to the suppliers? That's question one. And two, how has Tata Motors India PV managed the chip shortage, what has it done differently that JLR has not been able to do? Adrian, Thierry, can I hand this to you?

Thierry Bolloré:Yeah, I can take that question, Balaji, with pleasure. Well, first of all, you can imagine that with such tension between demand and supply globally speaking for all the industry, there are some tensions on prices as well. But this is not our real problem. At first, the real one is really the availability of our semiconductors which is really what we are looking for permanently. If I may also give an insight about the specificity of the situation of JLR, it is the following; the first point is that we have little margin of maneuver in terms of mitigation between lower end cars against higher end cars because we only have high-end cars, that's the first point, which is different when you look at some of the OEMs, very different. The second element you have to know is that we have mostly very complicated sophisticated proprietary chips which means that having a second source for example is much more complicated, long lasting, if not sometime impossible, that explains these are the two key reasons why we may be a bit more impacted basically, especially compared to Tata Motors

PB Balaji:Thank you. Thanks, Thierry. Next question, again for JLR. Can you give an update or an indication on the expected production for fourth quarter, as well as FY23? The chart seems to be suggest only a marginal improvement? Second, the breakeven point is expected to substantially increase from 70,000 to 85,000 in FY23. What is driving it? Mix improvement have been very impressive. Do you expect this to sustain? Adrian?

Adrian Mardell:Yeah, of course Balaji. Thank you. We're not going to put specific numbers on Q4. We're confident it is going to be stronger than quarter three, but this is a gradual improvement at this point, and that's why we've shaded this, right. We are progressing with certain supply bottlenecks and we do anticipate step changes at points going forward, but only gradual improvement at this point in Q4 over quarter three. And I'm not going to put a specific number on it because it frankly changes towards the back end of the quarter particularly, and if I give you a number, I have a guess what you'll go to ask me, in May, why didn't you hit that number, right? So let me not pretend that I have a specific number in mind, I'm very confident the work the teams are doing and I'm confident it's going to overcome some more bottlenecks in quarter four, which will lead to greater supply. In terms of the point around the breakeven, don't look FY23 as a specific. Actually it says FY23 plus, if you go back to that slide and what we're really saying is, once we move towards a more normal environment when we move towards a more normal environment, we won't continue to have to bias particularly run out vehicles like Range Rover. So you would have seen also if you read the data pack carefully, 55% of our wholesales in Q3 were Range Rovers that is not a normal business for us, we will move towards a normal environment, that means that we will be building more of the other families and that means that the mix average will actually start in a normal circumstances to reduce, which means our breakeven point will naturally get higher. There was another question around would you breakeven be different if you build quarter four levels in FY23? I saw that, well, I think all I'll say is at lowest levels of production and volumes, you would expect our breakeven point to be lower for the reasons we've just articulated and explained in quarter three, which is why I pointed to those recent ins and outs. Apart from product changeover, which we have two product changeovers the big Range Rover and the Range Rover Sport, mix going forward again will weaken as we drive incremental volume, that won't be for all of FY23 and we'll continue to update you on that on later calls. Thanks, Balaji.

PB Balaji:Yeah, thanks. Thanks, Adrian. One more coming down here on track from Stephanie Vincent at JPMorgan. Thank you, can you verify that the UK financing is all unsecured, one? And then you had about GBP230 million of restructuring provisions on the balance sheet as of last quarter end, what is it at the end of December? And third, while orders of Defender look very solid, wholesale seem to be down versus last quarter, why was that? And any feedback from the potential RR customers about not having a BEV for launch, and what would you estimate the potential customers who are waiting for that?

Bennett Birgbauer:So Stephanie, the answer to your first question is the UK financing is unsecured.

Adrian Mardell:Yeah. Defender, unfortunately, that was a symptom of the prioritization of Range Rovers, right, when we, last time we could build the Range Rovers and all the families actually did suffer from reduced production because of that. And you will see within the order data, the Defender orders, excuse me, rose off the back of that. So Defenders orders are solid, we expect to build more Defenders in Q4 than we've built in quarter three. Wholesale is not big, but going forward will increase, that's pretty clear as soon as the point we can actually build them. And don't forget, we will at some point over the course of the next 12 months, extend the Defender family with an extension of the 130 Range, which basically means a bigger body on the Defender going forward. So we're having even greater offerings in that family as we go through the course of 2022. Range Rover customers and BEV - there's no data that I've seen at this point around BEV, only Range Rovers, the customers, we’re just starting to open the order books on PHEVs for the new Range Rover, which only orders have come in over the last week or so. I'll be well placed to explain to you in May where that order bank is going. We expect the PHEV to be super successful as well as the other derivatives we're issuing in quarter four. But at the moment, the orders are new BEV, no, I don't have any sight of that data, and by the way, even if I did, it's pretty reasonable to assume they would just continue to be more appealing and growing before the release date in any event. That's all I have to say, I think on the questions unless I missed one, Balaji.

PB Balaji:The restructuring provisions, would you remember off-hand?

Adrian Mardell:Excuse me. Yeah, they dropped to about GBP200 million at the end of quarter three. We won’t pay all of that out in quarter four, so I suspect finalization on some of those will continue into FY23.

PB Balaji:Okay. Next question is from Raghunandan Emkay. On JLR, can the company collaborate with other OEMs for licensing of EV platform so that EV launches can happen sooner? And second is what are the R&D capitalization rate expected for FY23?

Thierry Bolloré:I can take that answer, Balaji. Well, we are permanently being solicited and also exploring any type of partnership opportunities for the future. At the same time and I think it's interesting when you look at the picture of our New Range Rover, you can understand that we are absolutely unique and it's not by chance and the EMA platform, it's a unique platform. It's a platform which is bringing all these proportion that you can see on our cars but also all the extraordinary capabilities which make them completely unique, and that's the differentiation that we continuously want to enhance. So the consequence is that we are creating at the moment we speak to new EMA platform because it's going to bring a unique proportion and capabilities to our -- to the cars that we're going to manufacture. With that platform and concerning a new Jaguar, we have put the priority of the unique proportion of the car as well and that's the reason why, for the moment, we do it by research.

Adrian Mardell:On the capitalization. Look, I think the best way to think about this rather than give precise numbers at this point. The best way to think about this is recognize what's happening, engineers are coming off both Range Rover and Range Rover Sport, they will increasingly do so over the next three to six months and then they will go on to the new platforms, EMA and the Jaguar platforms which will meet their capitalization points as we go through into FY23. If you think about this in blocks of capitalization, 30% to 40%, 40% to 50%, 50% to 60%, they are three blocks you should have in mind when vehicles come up to maturity will be in the 50% to 60% range, when they are earlier in their stages in the 30% to 40%. You should expect the 30% to 40% range to be predominant over the next quarter to two and then we'll move into that 40% to 50% range and I will start to signal to you as we go through the quarters and through FY23 when we have a site for a change from that 40% to 50% upwards, which it will do in the latter stages of those new platforms, EMA and the Jaguar platforms. So over this next phase, we are in the 30% to 40% range.

PB Balaji:Thanks, Adrian. One more on JLR then I move to CV, is the FCF target for fourth quarter taking into account the one-off of GBP500 million outflow for restructuring?

Adrian Mardell:Well, the GBP500 million outflow isn't an outflow for restructuring. Originally, they were the reserves we've set with most of those. I think I've just said to the previous question that we have about GBP200 million still left to settle with the suppliers. It's reasonable to assume less than half of that will be paid in quarter four, but of course, you know that will ultimately be determined by the dialog and discussions we have, even that these are non-contractual claims.

PB Balaji:But the positive cash flow is net of restructuring. Can we confirm that?

Adrian Mardell:The positive cash flow we intend to be net of restructuring, yes.

P B Balaji:Thanks. Okay, just switching gears into CV so that we are able to cover all the areas and then I'll come back to JLR towards the end. Girish, a lot coming down your tracks. In India, most of the demand enablers in terms of improving fleet utilization, fleet profitability recovering, replacement age at seven plus years, how and when do we see the M&HCV demand recovery in FY23, FY24?

Girish Wagh:Right. So yes you are right, I think the freight utilization has gone up, the freight rate has also gone up towards the end of Q3. But if you look at the total industry volume, I mean this year, we are still going to be less than 40% of the peak, right. So while we are looking at the industry growth over the previous year, it is still far away from the peak that the industry has already achieved. Even next year, while we will see some double-digit growth, there's still going to be a portion of what the TIV was in the peak years that is FY19. So I think, frankly, we are still far away from the peak and even while fleet utilizations are improving, they are not up to the level that was seen in the previous peak, so there is some way still to go. And as a result, if you see today, even in the customer mix, I think it is more of the fleet larger accounts who are coming forward and buying and the retail customers are very small amount in terms of their participation. So I think overall I would say the industry is still far away from the peak which had been achieved.

P B Balaji:Thank you, Girish. That question is from Ronak Sarda, Systematix. The next one from Satyam Thakur, Credit Suisse. CV margins don't seem to have improved sequentially in third quarter despite higher volumes and some price hikes, have the discounts in CV continued to go up in Q3 too, what has been the experience in Jan, has the Jan price hike been met with another round of discount bump or has it stuck this time? Why do you think discounts have been going up in CV despite rising volumes?

Girish Wagh:Right. So I think part of the answer to this question was in the earlier answer that I gave, so while the volumes are increasing over the previous year, they're still far away from the peak, number one. Number two, I think the price increases that we've been taking is in a way trailing the commodity increases and the price increases that we take have been gradually getting passed on into the market month-over-month within the quarter. I think now this quarter, the Q4 is a quarter where we've seen that there has been no steel price increase and we've taken the price increase basis whatever commodity increases happened in Q3 and now we will continue to pass through the same month-over-month. As Balaji mentioned earlier, we've already seen a month-over-month margin improvement happening in Q3 itself, and I think we will continue on the same trajectory during this quarter also. Balaji?

PB Balaji:Thanks, Girish. There is another question on JLR from Satyam, I'll come to it in the end as we complete the CV questions and move onto PV and come back to JLR. So Dhiman, just hold the question in this itself. Question from Jinesh Gandhi, are you seeing any signs of the single and small fleet operators coming back and with - we already talked about the M&HCV growth. So and what are the under recovery on account of commodity - I already covered in the presentation, Jinesh, and what kind of chip suppliers do you expect in fourth quarter for CVs and PVs?

Girish Wagh:Yes. So I think I spoke in the first response about the customer mix. So the customer mix is currently skewed completely towards larger accounts, but we've seen a sign of the retail customers now or small customers coming back into the market gradually, started from few regions, and this is something we will continuously track, and as the fleet utilizations go up, the freight rates do go up, the profitability comes back, you will see the retail customers coming back, but as of now, I think it is less. And also one should appreciate that whatever new BSVI purchases the large fleet accounts or larger accounts are doing, they are selling off their older BSIII, BSIV vehicles, which in a way, are going to these smaller retail customers, so that's how the whole vehicle changing hands is happening currently. But we do see early signs of the retail customers coming into the market. On semiconductor - we do continue to face shortages, but I think with the efforts that we have taken we have been able to secure our supplies in Q4 for the medium and heavies, the intermediate and lights versus of course the requirement is pretty low. I think we continue to face challenges in the small commercial vehicle segment and that's something that we have been working with the suppliers. Balaji over to you.

PB Balaji:Yep. Thanks, Girish. We'll move onto the set of questions on PV that is coming up, so Shailesh over to you. We have made Tata Motors' PV division strategy clear on BEV. However, if consumer demand is strong for hybrids during the transition in the next three, four years, would Tata Motors be considering launching products there? If yes, what will be lead time for deciding that launch? Like we launched CNG, seeing strong demand for those variants. And another question from Jay Kale again is, what are the company's plans on flex-fuel engines and CNG in the next two, three years? Shailesh?

Shailesh Chandra:Yeah, Balaji. So let me first talk about the hybrid. There are certain players who have taken a position on hybrids and they have vehicles available, and therefore, they are pursuing it primarily to meet the requirement of CAFE. And there would be few players, who for the purpose of complying with the CAFE requirement would go for hybrid. And therefore, the way we see this technology is mainly for compliance and it's relevance is only going to sustain itself for next few years. We have to focus on technologies,  which will not only help us to meet the CAFE requirement, but also which is going to enable us to lead the charge as far as zero emission technologies are concerned, which is going to be the technology, which will sustain itself for the coming years, rather grow fast. And that's why we have taken a conscious call of focusing on EVs. And just to give you some understanding of what it takes to offset the CAFE norm, if we are at a 3% to 4% penetration level of EVs, we would fully comply to what is needed in the CAFE and our targets are much higher. So we definitely don't need hybrid to support complying to CAFE. And therefore, we'll keep ourselves all focused. We have to make strategic choices to keep our resources directed towards future growth, and this is the conscious call we have taken. Just to be clear that as far as our capability is concerned to make hybrid, very much there, we were some of the earlier companies who had worked on hybrids intensely. So that's not a problem. But we have made a strategic choice to focus on EVs strongly. It helps meet the future demand and future relevance, as well as strongly meeting the need of CAFE to the extent that we can be surplus on that. As far as the second question was concerned on CNG, yes, I think CNG is a segment which is going to grow in the coming years. This will be a subset of, I would say, the petrol, because this is being more triggered with the rising cost of petrol. It uses a petrol engine, as you know, and therefore, it will mostly cannibalize petrol and to a great extent, also diesel, replacing diesel in the entry segment cars, and therefore, we see a strong future of this, given that there is a deeper penetration and expansion of the CNG outlets that we are seeing in the country. And therefore, we will focus on CNG, because it's a more cleaner option on the ICE side. So this is something that we'll continue to focus on. Balaji, can you just refresh me the third part of the question, which you asked?

PB Balaji:This is on flex fuel, Shailesh.

Shailesh Chandra:Yeah, sorry. On the flex fuel, as you know, the first milestone for us is in 2025 where it is mandated that we need to be ready with E20 for all our models and we are pretty much on track as far as that is concerned. There is ongoing discussion with MoRTH on implementation of flex fuel beyond this ratio, going up to 85% also. There is a discussion on the timeline for that. There is the whole ecosystem readiness, which is required for that. Whatever is the final outcome of that discussion, we would be ready to comply to that as far as flex fuel is concerned. Over to you, Balaji.

PB Balaji:Shailesh, one more question. I'll combine the two questions, because they are similar. One is from Ronak Sarda, Systematix and Nishit Jalan, this other one. This is on CNG. Which customer profile do you see CNG picking up, and how do you see the mix between petrol, diesel, CNG and EVs going forward? That is one. And also, any indication on the order book and how has been the response to the launch, and will you be also doing it in other products as well? And will this work in premium hatchback and compact SUV segment?

Shailesh Chandra:Yeah, so I think all the questions are interrelated. Let me start with the customer profile. As you know that with the enforcement of BS VI norms, diesel became less viable in the entry segment, primarily the hatches and sedans, compact sedans, and also most of the segments which were less than Rs. 8 lakh, diesel really struggled in terms of being relevant in those segments and that's why you will see all the models which exist here in diesel has completely gone away. This is also a segment, particularly, from a customer profile perspective, which is sensitive to the running cost and less worries about rest of the other aspects on performance or, for example, sophisticated features. And therefore, the customer profile is if I have just to take a price point, less than Rs. 8 lakh segment diesel lost its segment and customer profiles, CNG also connects well with the customer profile in that segment. Now, talking about the CNG and the fuel mix distribution, which was also the other question that you had, let me give a current situation, and first, let me talk about Tata Motors, how we see this spanning out over the next three to five years. Today, diesel is 15%, -- I'm talking about the exit situation this year, because -- let me focus on where we'll exit this year. We would be at about 65% to 66% of petrol, diesel would be 15%. CNG, we believe, will be in the range of 10% to 12% as we exit this quarter, and EVs would reach around 7%. In the next three to five years, petrol will possibly come down to about 50% level, CNG will go up to 20%, also on the back of few other models that we might come to and that was also a part of the question, and I'll reply to that also. Diesel would come down further to about 10% and I would say EV would -

- we have already declared our target of going more towards 20%. So this is the kind of mix I believe would be in a three to five-year period. For the industry, this would be slightly different, given that we are more aggressive on the EVs. For the industry, this would be, say, 7%, 8% penetration in three to five years. And CNG would definitely be a bigger portion, which is 25%, because I said, this is mainly going to cannibalize the petrol and, to some extent, diesel will come down from current industry level 18%, 20% kind of a level to 8% to 10%. This is the kind of transition that I see in the next three to four years, but also depends on how the whole mix of fuel prices, CNG, petrol, and diesel play out in the coming years. Coming to what are the potential segments which will be relevant for CNG and what models we might therefore consider, I think in SUVs, CNG might struggle, given that it is very performance-oriented segment, and less sensitive to running cost. And therefore, I see that CNG will have only partial penetration in those segments. But as I said that there are still segments, and you mentioned premium segment will be less, what to say, inclined towards CNG, but yes, given the price points and the economics of CNG versus petrol, it might play out to some extent, but not as deep penetration as we are seeing in the entry segments. And compact sedan is doing well because of the boot space that you get, which is completely compromised on hatch, and that's the thing that we're seeing in the demand profile also that we are getting for the models that there is a strong preference for compact sedan therefore, given the boot space that it gives. So therefore, we would target a few more segments. We're working on them. But as of now, we have really focused on the hotspot of CNG, which is compact sedan and hatches. And I must tell you that bookings are very strong. I cannot reveal the numbers, but would be like three months of bookings already. Balaji, back to you.

PB Balaji:Yeah, thank you. Thanks, Shailesh. Before jumping to JLR, one final question on CV that has come in, and then we move back JLR. This is from Sandeep Varma. Is the gain in market share in CV segment due to CNG based sales of LCV segment, where the second largest player's presence is not there? Do you see continuation of market share gain in the segment, and where do you see the share in Q4 2022. Girish?

Girish Wagh:Yeah, Balaji, yes. So see, first of all, I think our share gain has been across all the segments. So M&HCV, where there is no CNG penetration at all. So ILCV, yes, where there is almost 45% penetration. And you spoke -- you asked specifically about SCV, I mean, below LCVs. So below LCVs, we look at the market in two sub-segments. One is what we call as small commercial vehicles and the second one is pickups. The pickups is about maybe 60% of the total segment, and in pickups, we don't have a CNG offering at all. It's only in the small commercial vehicles where we have a CNG offering, where, as I mentioned in the presentation, I think the penetration is somewhere around 33%. So I think the market share gain, number one, has happened across the segments, and it's not on the back of CNG alone, number one. Number two, with regard to Q4, so we have our own retail targets. I think we are working towards building a strong retail capability to reach a particular level, and that's what we are working on and we will continue to improve on this. Back to you Balaji.

P B Balaji:Thank you, Girish. So let's go back to a set of questions coming in on JLR. First, we'll start where we left with Satyam Thakur of Credit Suisse. JLR CapEx came in at a new low of GBP2.2 billion in FY22. How should we think of this falling capex in light of the major EV transition underway at both J&LR? Is a partnership with some other OEMs or cross-leveraging of platforms inherent in this assumption?

Adrian Mardell:Let me take that, Balaji. Look, there is nothing intended or behind this reduction. We give guidance each quarter around GBP600 million, and we have been low for the last three quarters. Now, some elements of CapEx, the non-production investment were pretty tough actually on the return on investments required, much tougher than historically we would have been, and that certainly is a piece of the underspend here. But you should continue to expect our level to be around GBP2.5 billion. And maybe, next year will be slightly higher than that as a piece of catch-up here in terms of the spend profiles. Obviously, below each of the spend categories, the different profiles come out at different points. By far, the easiest for us to assess is what the engineers are doing and what they're working on. I have already explained that as a part of the capitalization questions. So there is nothing mysterious about the levels we're spending. You don't, you shouldn't be thinking we are consciously trying to reduce that spend. Anything you'd wish to add, Thierry?

Thierry Bolloré :Yeah, I think it's maybe interesting to reach with the previous question on the platforms as well, because remember, when we launched Reimagine one year ago, we committed to go from, to divide by two the number of platforms, which is happening, first point. And the second point which is not necessarily visible is that we are communalizing significantly on those platforms through key new control points of the new value chain, i.e. typically, the batteries, i.e. of course, the electric motors, same with the software, onboard, offboard, and all that together is creating a real skill at the level of JLR that we are benefiting from as well. This has an impact, of course.

PB Balaji:Thank you. Thanks, Adrian. Thanks, Thierry. Next question is from Chirag. Average realization per unit in the quarter was almost GBP 68,000, up from the GBP 61,000 in Q2. Is this driven by higher Range Rover or Range Rover Sport quarter-on-quarter, or is there any other driver? How should one look at realization per unit when it will normalize, and what should be the normalized range?

Adrian Mardell:Yeah, look, I called out the data as I did in the presentation, hopefully, to head off some of these questions of the past. I'm not sure I was successful with that. We had a huge bias towards the Range Rover in the quarter. We did that because we know we have to close down our production to make sure that we were ready for the new Range Rover. That really has tilted the average revenue, in this instance, up to that GBP68,000. You need to connect data sets here. It's really important, because there's lot of , I'm suspecting this, of modeling going on beyond, below some of this. Low volumes, high average per unit, they go together, right. So as you ask the question what are the volumes likely to be next year, well, I can certainly confirm to you if they are not substantially higher than this year, then we will have very high average gross vehicle revenue points, all right? Now, what you might be thinking, well, what point do they cross over. I suspect they will be above GBP60,000 average until we build more than 100,000 cars in the quarter, right. So there are some frames I've given you there. It's very little to do with Range Rover Sport build in quarter three. It will be more to do with Range Rover Sport build-out actually in this quarter and our quarter four, which we will attempt to do exactly what we were successful at in our quarter three, and that is to build those final vehicles that customers have ordered, because it will be the last chance for us to fill the order, and that's just the right thing to do, and that's what we'll do again in quarter four.

PB Balaji:Thank you. Thanks, Adrian. I think that has answered a set of questions around Range Rover and Range Rover Sport and realization per unit. Let me go to a different question. Global OEM -- this is from Binay Singh, Morgan Stanley. His second question, global OEMs are highlighting software sales as a revenue opportunity in the long run. How does JLR see this opportunity? And lastly, could you talk about China demand outlook for both the JV, as well as the imported models?

Thierry Bolloré:Well, I think we announced it very clearly in our strategy Reimagine that, yes, of course, there is a significant chunk, an increase in software revenue. But because we have what we need for that in terms of onboard software, offboard as well, and it's improving in a fantastic manner for the next generation of platforms as well. So it's a fantastic enabler. But it's an enabler that we are already using, by the way, as we launch our InControl renewals, free telematics, and of course, making the best of the software over the year in order to improve permanently those services. So the answer is clearly yes.

Adrian Mardell:On the China point, Balaji, look, the import business originally were constrained in terms of production levels like the rest of our global business, increasingly in quarter three. The JV or CJLR has become similarly constrained. There were specific production issues in Q3, as I referenced in the main part of the presentation, around some suppliers in the north of China. Now, they have being worked through, but the conditions now for both import and for local is that demand is above our levels we can currently supply. And obviously, what you're seeing similar to other parts of our business is significant increases in GVR and importantly, in our discounts or in variable marketing, and I expect those two things for both elements of China to continue as we go into FY23.

PB Balaji:Thank you. We have a question from Pramod Kumar, UBS. Can you throw some color on the hit of GBP45 million related to the battery end of life on slide 9? Pramod, I remember Adrian covering this in this discussion. Adrian, you want to speak a little bit on this?

Adrian Mardell:Yes, it was actually a reserve release we did in September. So we talked quite extensively to it and our Q2 results at the end of October, but that's why it's shown as a negative this time, because there aren't two releases. We effectively were building up end of life provisions on batteries and the absence of a defined methodology to actually dispose of them. And that's changed over the last several months and we've removed all of those reserves from our books in September based off a piece of work we did, I think, I talked at the time under Ignite alongside some external consultants. So there is no, we don't eliminate the reserve twice. That's why you'll see it this time around, but it really relates back to actions we took in September and prior to September.

P B Balaji:Thank you. There is an another question that's coming up on extraordinary expenses. I think there's one question on PLI, Rishi Vora of Kotak Securities. Why did the Tata Group not participate in the PLI for advanced chemistry sales? Rishi, we had considered this extensively, and when you looked at the conditions of this particular PLI, we found that the risk-return equation was not working out for us. And therefore, we decided to stay away from it after having done a humungous amount of work, I would say. So that's why we decided to stay away. Another question from Nishit Jalan on India PVs. Can you share more details on the extraordinary expenses in this quarter related to formation of the subsidiary? See, I think the formation of the subsidiary has a series of steps to be done in terms of, you will have a one more hit coming, close to about Rs. 200 crores coming up in the next quarter as well. It's all related to how do you, the stamp duty, the land transfer premiums, ensuring that the buildings are up to the mark, all those are getting ready for a PV subsidization is done. So therefore, these are treated as exceptional, extraordinary expenses and hence called out. But we are not able to take it to exceptional, and hence, this is the underlying cost. There is another item that you will see in the standalone books related to an exceptional item. That's an impairment reversal that you have, because the two subsidiaries, design subsidiaries are now being sold to the EV business, and therefore, we have fair valued them and then taken to them. These were impaired earlier in March of 2020, along with the PV impairment, when the capex plans were low. Therefore, these companies didn't have the revenue stream coming to them. But with the step-up in capex and performance of the PV business, that reversal has happened. So that's the background to that exceptional item.

I think there is one final question on the accounting matter, which is from Saurabh Jain, Ambit Capital. Regarding the PV segment, we can see that the PV segment is showing a profit of Rs. 834 crores as profit from discontinued operation. However, the EBIT margin in the presentation is showing minus 2.6%. I'm not able to reconcile. Saurabh, you recollect, I had started my presentation with this saying that there is an accounting item, which is just a fairness of accounting where discontinued operations, you're not allowed to take the depreciation of that, and that is sitting as a item in the balance sheet. Obviously, once this company comes into existence from Q4 onwards, the business goes back to normal. But for like-to-like comparison, because the underlying business performance hasn't changed, we have showed the number on a liketo-like basis in the presentation, and this is in the notes to accounts as well. Need further clarification, feel free to reach out to us. We will explain that in detail, if needed. So with that, I think we are now coming to the end of the session here. It's on the hour. So thanks, everybody, for joining us, and I hope we've been able to take most of the questions coming our way. Do give us a feedback in terms of whether this format does work for you. We are trying to getting in as many questions in as possible, and we'll try to improve upon this going forward as well. Thank you, and stay safe. Take care. Good-bye. And Tata Motors and JLR team, thanks for your time, guys. Well done.

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